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Exhibit 99.9

Polymer Group, Inc. P.O. Box 5069 N. Charleston, SC 29405 Contact: Robert Johnston 843-566-7293
PGI Investor Relations News Release

Polymer Group, Inc. Secures $125 Million DIP Financing and Files for Voluntary Reorganization Under Chapter 11 to Restructure Its Debt and Strengthen Its Competitive Position

Polymer Group, Inc. and Domestic Subsidiaries file for Chapter 11 Reorganization and Target Emergence from Chapter 11 in Third Quarter of 2002

Company Files a Pre-Negotiated Voluntary Reorganization with Support from Its Existing Bank Group and more than Two-thirds of its Outstanding Bonds to Implement Reorganization

Polymer Group's International Subsidiaries Not Part of Chapter 11 Case

JPMorgan Chase Arranges $125 Million Secured DIP Financing Facility

PGI Expects to Eliminate More than $550 Million in Debt

Company Seeks "First Day" Orders to Support Employees, Customers and Vendors

For Immediate Release

Monday, May 13, 2002

        [North Charleston, South Carolina]—Polymer Group, Inc. (NYSE: PGI) announced today that in order to reduce its debt and strengthen its competitive position, the Company and 20 domestic subsidiaries have filed voluntary petitions for a "pre-negotiated" reorganization under Chapter 11 of the U.S. Bankruptcy Code, and that the major elements of such reorganization have the backing of its existing bank group and the holder of more than two-thirds of its outstanding bonds. In its filings in the U.S. Bankruptcy Court in Columbia, South Carolina, the Company indicated that it will reorganize on an expedited basis and has targeted emergence from Chapter 11 during the third quarter of 2002.

        Polymer Group has received commitments for up to $125 million in debtor-in-possession (DIP) financing from a group of lenders led by JPMorgan Chase that will be used to fund post-petition operating expenses and to meet supplier and employee obligations.

        Polymer Group's international operations and joint ventures are excluded from the filing. There should be no impact on the ability of non-U.S. entities to continue to meet the needs of their customers, employees and vendors.

        The Company has received support for the major elements of the reorganization from its existing bank group and the holder of more than two-thirds of its outstanding bonds to implement the reorganization. PGI expects to eliminate more than $550 million in debt through this reorganization. In addition, the Company has a commitment for up to $75 million in the form of a new money investment from CSFB Global Opportunities Partners, L.P., a New York-based investment fund.

        Polymer Group Chairman, President and CEO, Jerry Zucker, stated, "We are committed to completing our reorganization as quickly as possible and we are targeting emergence in the third quarter of 2002. We expect that the restructuring process will generally have no impact on the Company's ability to fulfill its obligations to its customers and employees. During the restructuring period and beyond, we will continue to operate as one of the world's leading nonwovens companies and a major supplier of engineered fabrics. We fully expect that our vendors and customers will support the steps taken today as part of our program to adjust our capital structure and strengthen the Company's position for the future. Vendors will be paid for all products supplied and services rendered after the filing date."

        Mr. Zucker also stated, "We made our best efforts to negotiate a reasonable debt exchange, but unfortunately a number of note holders were unwilling to make the proposed concessions. I regret the impact that our filing will have on PGI shareholders, but after considering a wide range of alternatives, it became clear that this course of action was the preferable way to resolve PGI's restructuring challenges in a timely manner. This step provides us with an expeditious alternative to reduce our debt and effectively restructure our balance sheet. I am confident that with the support of our dedicated employees, suppliers and customers, PGI will emerge as a stronger and more competitive company."

        Through "first day" motions, Polymer Group has requested that the Court authorize certain actions, including entering into DIP financing arrangements, continuing wages and benefits to employees without interruption and permitting the Company to pay certain pre-petition obligations to various businesses that are integral to its operations. It is the Company's intention to submit a reorganization plan within 10 business days which will include payment in full to all of its vendors, subject to court approval.

        The Company's pension plans and 401K plans are maintained independently of the Company and are protected under federal law. The Company will continue to administer the plans as usual. There are no shares of Polymer Group, Inc. stock held in any of the plans.

        More information about PGI's reorganization will be available commencing at 9:00 AM Eastern Time today at the following number: (800) 428-6051 or for international callers at (973) 709-2089. When prompted, please enter code 241948.

        Polymer Group, Inc., the world's third largest producer of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The Company employs approximately 4,000 people and operates 25 manufacturing facilities throughout the world. Polymer Group, Inc. is the exclusive manufacturer of Miratec® fabrics, produced using the Company's proprietary advanced APEX® laser and fabric forming technologies. The Company believes that Miratec® has the potential to replace traditionally woven and knit textiles in a wide range of applications. APEX® and Miratec® are registered trademarks of Polymer Group, Inc.

        Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause actual results to differ from those indicated in forward-looking statements can include, but are not limited to, the following: (i) increased competition in markets in which the Company competes, (ii) increased costs, (iii) changes in conditions of the general economy, (iv) the Company's substantial leverage position and (v) the existing defaults in the Company's outstanding long-term indebtedness. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the Company's 2001 Annual Report on Form 10-K.

For further information, please contact:

  Robert Johnston or
  Dennis Norman
  Polymer Group, Inc.
  P.O. Box 5069
  North Charleston, SC 29405
  Telephone No.: (843) 566-7293
  Web: www.polymergroupinc.com
  E-mail: johnstonr@pginw.com

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  Exhibit 99.9